Exhibit 99.1

iQIYI Announces Second Quarter 2024 Financial Results

BEIJING, CHINA, August 22, 2024 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Highlights

•	Total revenues were RMB7.4 billion (US$1.0 billion1), decreasing 5% year over year.

•

Operating income was RMB342.1 million (US$47.1 million) and operating income margin was 5%, compared to operating income of RMB610.4 million and operating income margin of 8% in the same period in 2023.

•

Non-GAAP operating income[2] was RMB501.4 million (US$69.0 million) and non-GAAP operating income margin was 7%, compared to non-GAAP operating income of RMB786.4 million and non-GAAP operating income margin of 10% in the same period in 2023.

•	Net income attributable to iQIYI was RMB68.7 million (US$9.5 million), compared to net income attributable to iQIYI of RMB365.2 million in the same period in 2023.

•	Non-GAAP net income attributable to iQIYI[2] was RMB246.9 million (US$34.0 million), compared to non-GAAP net income attributable to iQIYI of RMB594.7 million in the same period in 2023.

“We believe the vibrant competition within the long-form video sector in the second quarter is constructive for the industry, enhancing its appeal over other entertainment formats,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “The key to long-term success hinges on consistently delivering premium content that balances artistic merits and commercial benefits, to which we remain committed.”

“We have prudently managed our financial resources to optimize the financial leverage of the balance sheet, enhance the sustainability of our business, and ultimately deliver value to all stakeholders.” commented Mr. Jun Wang, Chief Financial Officer of iQIYI.

Second Quarter 2024 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	June 30,	March 31,	June 30,
	2023	2024	2024

	RMB	RMB	RMB
Total revenues	7,802,297	7,927,355	7,438,785
Operating income	610,392	944,753	342,093
Operating income (non-GAAP)	786,391	1,085,762	501,417
Net income attributable to iQIYI, Inc.	365,207	655,317	68,685
Net income attributable to iQIYI, Inc. (non-GAAP)	594,663	844,325	246,914
Diluted net income per ADS	0.37	0.68	0.07
Diluted net income per ADS (non-GAAP)[2]	0.61	0.87	0.25

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.2672 as of June 28, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Second Quarter 2024 Financial Results

Total revenues reached RMB7.4 billion (US$1.0 billion), decreasing 5% year over year.

Membership services revenue was RMB4.5 billion (US$618.6 million), decreasing 9% year over year, primarily due to fluctuation in the content slate performance.

Online advertising services revenue was RMB1.5 billion (US$201.1 million), decreasing 2% year over year, primarily due to the decrease in brand advertising business, partially offset by the growth of performance-based advertising business.

Content distribution revenue was RMB698.2 million (US$96.1 million), increasing 2% year over year.

Other revenues were RMB783.9 million (US$107.9 million), increasing 16% year over year, primarily driven by the increase of revenue derived from talent agency services and third-party cooperation.

Cost of revenues was RMB5.7 billion (US$781.4 million), decreasing 2% year over year. Content costs as a component of cost of revenues were RMB4.1 billion (US$559.4 million), decreasing 2% year over year.

Selling, general and administrative expenses were RMB969.7 million (US$133.4 million), decreasing 1% year over year.

Research and development expenses were RMB448.7 million (US$61.7 million), increasing 2% year over year.

Operating income was RMB342.1 million (US$47.1 million), decreasing 44% year over year. Operating income margin was 5%, compared to operating income margin of 8% in the same period in 2023. Non-GAAP operating income was RMB501.4 million (US$69.0 million), decreasing 36% year over year. Non-GAAP operating income margin was 7%, compared to non-GAAP operating income margin of 10% in the same period in 2023.

Total other expense was RMB240.4 million (US$33.1 million), increasing 2% year over year.

Income before income taxes was RMB101.7 million (US$14.0 million), compared to income before income taxes of RMB375.8 million in the same period in 2023.

Income tax expense was RMB25.7 million (US$3.5 million), compared to income tax expense of RMB7.9 million in the same period in 2023.

Net income attributable to iQIYI was RMB68.7 million (US$9.5 million), decreasing 81% year over year. Diluted net income attributable to iQIYI per ADS was RMB0.07 (US$0.01) for the second quarter of 2024, compared to diluted net income attributable to iQIYI per ADS of RMB0.37 in the same period of 2023. Non-GAAP net income attributable to iQIYI was RMB246.9 million (US$34.0 million), decreasing 58% year over year. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.25 (US$0.03), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.61 in the same period of 2023.

Operating cash flow was RMB410.8 million (US$56.5 million), compared to operating cash flow of RMB885.6 million in the same period of 2023. Free cash flow was RMB382.5 million (US$52.6 million), compared to free cash flow of RMB872.3 million in the same period of 2023.

As of June 30, 2024, the Company had cash, cash equivalents, short-term investments and long-term restricted cash included in prepayments and other assets of RMB8.6 billion (US$1.2 billion).

Repurchase of 4% Convertible Senior Notes due 2026

In August 2024, the Company completed the repurchase right offer for its 4% convertible senior notes due 2026 (the “Notes”). An aggregate principal amount of US$395.5 million of the Notes were validly surrendered and repurchased with an aggregate repurchase price (including the aggregate principal amount of the Notes plus accrued and unpaid interest) of US$397.5 million. Following settlement of the repurchase, less than US$0.2 million aggregate principal amount of the Notes remains outstanding and continues to be subject to the existing terms of the Indenture and the Notes.

PAG Facility Agreements

In August 2024, the Company entered into a facility agreement with PAG, adding to the previous facility agreement from September 2023. Together, these facility agreements provide PAG with loan facilities with an aggregate amount of up to US$522.5 million, with an interest rate of 6% per annum. At each draw down, PAG shall release the equivalent amount of restricted cash collateralized by the Company under the PAG Notes. As a result, the foregoing facility arrangement does not impact the Company’s cash available for daily operations.

Upon PAG’s total draw down of US$400 million under the facility agreements, the corresponding restricted cash collateral will be released, and the repurchase right for the US$522.5 million principal of the PAG Notes will be waived. Such repurchase right would have allowed PAG to require the Company to repurchase the PAG Notes during the three-month period starting on December 30, 2025.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on August 22, 2024, U.S. Eastern Time (7:00 PM on August 22, 2024, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10040374-iu4p0d.html

It will automatically direct you to the registration page of “iQIYI Second Quarter 2024 Earnings Conference Call “, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through August 29, 2024.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 855 883 1031
Passcode:	10040374

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income attributable to iQIYI, non-GAAP diluted net income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income attributable to iQIYI, Inc. represents net income attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income per ADS represents diluted net income per ADS calculated by dividing non-GAAP net income attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	4,946,567	4,798,861	4,495,310	10,493,872	9,294,171
Online advertising services	1,495,378	1,482,052	1,461,367	2,899,130	2,943,419
Content distribution	683,586	928,009	698,175	1,415,493	1,626,184
Others	676,766	718,433	783,933	1,342,609	1,502,366

Total revenues	7,802,297	7,927,355	7,438,785	16,151,104	15,366,140

Operating costs and expenses:
Cost of revenues	(5,773,867)	(5,631,239)	(5,678,342)	(11,729,870)	(11,309,581)
Selling, general and administrative	(979,000)	(922,035)	(969,673)	(2,084,855)	(1,891,708)
Research and development	(439,038)	(429,328)	(448,677)	(867,356)	(878,005)

Total operating costs and expenses	(7,191,905)	(6,982,602)	(7,096,692)	(14,682,081)	(14,079,294)

Operating income	610,392	944,753	342,093	1,469,023	1,286,846

Other income/(expenses):
Interest income	52,196	58,740	68,688	157,182	127,428
Interest expenses	(278,521)	(282,135)	(288,162)	(564,485)	(570,297)
Foreign exchange loss, net	(114,992)	(31,551)	(51,338)	(78,010)	(82,889)
Gain/(loss) from equity method investments	33,789	13,514	(2,100)	(51,320)	11,414
Others, net	72,928	(19,859)	32,476	93,790	12,617

Total other expense, net	(234,600)	(261,291)	(240,436)	(442,843)	(501,727)

Income before income taxes	375,792	683,462	101,657	1,026,180	785,119

Income tax expense	(7,930)	(17,633)	(25,741)	(32,562)	(43,374)
Net income	367,862	665,829	75,916	993,618	741,745

Less: Net income attributable to noncontrolling interests	2,655	10,512	7,231	10,302	17,743

Net income attributable to iQIYI, Inc.	365,207	655,317	68,685	983,316	724,002

Net income attributable to ordinary shareholders	365,207	655,317	68,685	983,316	724,002

Net income per share for Class A and Class B ordinary shares:
Basic	0.05	0.10	0.01	0.15	0.11
Diluted	0.05	0.10	0.01	0.14	0.11
Net income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	0.38	0.68	0.07	1.04	0.75
Diluted	0.37	0.68	0.07	1.01	0.74
Weighted average number of Class A and Class B ordinary shares used in net income per share computation:
Basic	6,704,546,096	6,717,652,924	6,725,978,497	6,637,475,009	6,721,815,708
Diluted	6,851,986,558	6,788,073,126	6,857,915,450	6,803,848,441	6,822,994,286

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	June 30,
	2023	2024
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,434,525	6,301,808
Restricted cash	6,120	—
Short-term investments	941,738	735,916
Accounts receivable, net	2,169,042	2,339,010
Prepayments and other assets	2,794,259	2,415,157
Amounts due from related parties	1,707,024	320,504
Licensed copyrights, net	582,521	641,490

Total current assets	12,635,229	12,753,885

Non-current assets:
Fixed assets, net	863,813	849,994
Long-term investments	2,260,785	2,172,309
Licensed copyrights, net	6,966,508	6,913,875
Intangible assets, net	309,534	321,200
Produced content, net	13,376,985	14,328,294
Prepayments and other assets	3,518,210	4,244,114
Operating lease assets	683,897	642,047
Goodwill	3,820,823	3,820,823
Amounts due from related parties	158,590	1,601,745

Total non-current assets	31,959,145	34,894,401

Total assets	44,594,374	47,648,286

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	5,671,074	5,969,657
Amounts due to related parties	2,953,658	3,168,323
Customer advances and deferred revenue	4,373,208	4,541,220
Convertible senior notes, current portion	2,802,442	2,892,033
Short-term loans	3,571,637	4,262,684
Long-term loans, current portion	2,000	29,000
Operating lease liabilities, current portion	100,883	97,326
Accrued expenses and other liabilities	2,866,632	3,057,163

Total current liabilities	22,341,534	24,017,406

Non-current liabilities:
Long-term loans	97,990	379,830
Convertible senior notes	8,143,994	8,407,516
Deferred tax liabilities	824	297
Amounts due to related parties	80,566	69,976
Operating lease liabilities	523,747	489,232
Other non-current liabilities	1,220,804	1,257,374

Total non-current liabilities	10,067,925	10,604,225

Total liabilities	32,409,459	34,621,631

Shareholders’ equity:
Class A ordinary shares	237	238
Class B ordinary shares	193	193
Additional paid-in capital	54,971,469	55,311,753
Accumulated deficit	(44,573,428)	(43,849,426)
Accumulated other comprehensive income	1,688,047	1,500,355
Non-controlling interests	98,397	63,542

Total shareholders’ equity	12,184,915	13,026,655

Total liabilities and shareholders’ equity	44,594,374	47,648,286

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2023	2024	2024
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	885,560	937,773	410,752
Net cash (used for)/provided by investing activities (1,2)	(420,481)	(222,755)	336,256
Net cash (used for)/provided by financing activities	(1,175,147)	261,136	865,894
Effect of exchange rate changes on cash, cash equivalents and restricted cash	127,759	14,606	23,113

Net (decrease)/increase in cash, cash equivalents and restricted cash	(582,309)	990,760	1,636,015

Cash, cash equivalents and restricted cash at the beginning of the period	5,664,674	5,280,608	6,271,368
Cash, cash equivalents and restricted cash at the end of the period	5,082,365	6,271,368	7,907,383

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	3,565,285	5,045,322	6,301,808
Restricted cash	6,120	—	—
Long-term restricted cash	1,510,960	1,226,046	1,605,575

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	5,082,365	6,271,368	7,907,383

Net cash provided by operating activities	885,560	937,773	410,752
Less: Capital expenditures (2)	(13,307)	(22,429)	(28,299)

Free cash flow	872,253	915,344	382,453

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	June 30,	March 31,	June 30,
	2023	2024	2024
	RMB	RMB	RMB
Operating income	610,392	944,753	342,093
Add: Share-based compensation expenses	169,380	139,476	157,791
Add: Amortization of intangible assets(1)	6,619	1,533	1,533

Operating income (non-GAAP)	786,391	1,085,762	501,417

Net income attributable to iQIYI, Inc.	365,207	655,317	68,685
Add: Share-based compensation expenses	169,380	139,476	157,791
Add: Amortization of intangible assets(1)	6,619	1,533	1,533
Add: Disposal gain	(89,571)	—	—
Add: Impairment of long-term investments	155,011	70,745	16,591
Add: Fair value (gain)/loss of long-term investments	(3,550)	(22,482)	2,577
Add: Reconciling items on equity method investments(2)	(8,895)	—	—
Add: Tax effects on non-GAAP adjustments(3)	462	(264)	(263)

Net income attributable to iQIYI, Inc. (non-GAAP)	594,663	844,325	246,914

Diluted net income per ADS	0.37	0.68	0.07
Add: Non-GAAP adjustments to earnings per ADS	0.24	0.19	0.18

Diluted net income per ADS (non-GAAP)	0.61	0.87	0.25

(1)	This represents amortization of intangible assets resulting from business combinations.
(2)

This represents iQIYI’s share of equity method investments for other non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all relevant non-GAAP adjustments.